BABYLON HOLDINGS LIMITED

2500 Bee Cave Road

Building 1 — Suite 400

Austin, Texas 78746

December 1, 2022

Via Edgar

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-6010

Attention: Conlon Danberg

Re:	Babylon Holdings Limited
Registration Statement on Form F-3
File No. 333-268551

To the addressee set forth above:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above referenced Registration Statement on Form F-3 (the “Registration Statement”) of Babylon Holdings Limited (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on December 5, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ryan Maierson at (713) 546-7420 or, in his absence, Charles Cassidy at (202) 637-2176.

Thank you for your assistance in this matter.

Very truly yours,

BABYLON HOLDINGS LIMITED

By:	/s/ David Humphreys
David Humphreys
Chief Financial Officer

cc:	Ryan J. Maierson, Latham & Watkins LLP

Julia A. Thompson, Latham & Watkins LLP

R. Charles Cassidy III, Latham & Watkins LLP